NEWS RELEASE

BIRCH MOUNTAIN RETAINS US FINANCIAL PUBLIC RELATIONS FIRM

CALGARY, April 28, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") is pleased to announce it has retained Equity Communications, LLC ("Equity"), as its United States financial public relations firm to provide comprehensive financial public relation services, including introductions to various security dealers, investment advisors, analysts, and other members of the financial community, organization of and participation in meetings with prospective investors and responding to shareholder inquiries.

The terms of the agreement are as follows: duration of 12 months with monthly compensation of US$6,000.00, reimbursement of costs and 200,000 stock options to be issued upon receipt of TSX Venture Exchange acceptance of the agreement.

About Equity Communications, LLC

Equity was founded in 1988 by Ira Weingarten, who remains its controlling shareholder. Equity provides comprehensive financial public relations services primarily for small and micro-cap public companies. Based in Santa Barbara and Metro New York, Equity is quite selective in its client base, having represented approximately 50 clients over the past 16 years, with a maximum of five active clients at any one time.

Equity and Birch Mountain are at arm's length to each other. Other than the 200,000 shares issuable upon exercise of stock options to be granted to Equity, Equity has no right or intent to acquire an interest in Birch Mountain.

Land Holdings

On April 14, 2004, Birch Mountain applied to convert all or portions of 15 metallic and industrial mineral permits in the Athabasca property to 26 metallic and industrial mineral leases. Currently the Corporation holds mineral rights to 233,817 hectares (577,773 acres) in the Athabasca property and 82,944 hectares (204,958 acres) in the Birch Mountains property.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838     Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.